November 14, 2001

PRIVATE AND CONFIDENTIAL

Carmina Technologies Inc.

810, 540 - 5 Avenue S.W.

Calgary, AB T2P 0H2

Attention: Mr. Glen Alston

Dear Mr. Alston;

We have not been able to complete the review of Carmina Technologies Inc. for the quarter ended September 30, 2001 due to not receiving the draft financial statements in time to complete our review. We expect the financial statements to be completed by November 19, 2001.

We trust this is satisfactory.

Yours truly,

Chartered Accountants